May 5, 1998

Patricia Michaels
Corporate Controller and Chief Accounting Officer
INSO Corporation
31 St. James Avenue
Boston, MA 02116

Dear Ms. Michaels,

Note 5 of Notes to the condensed consolidated financial statements of INSO Corporation included in its Form 10Q for the period ended March 31, 1998 describes a change in the method of accounting for the depreciation of Property and Equipment acquired beginning in January, 1998. The Company is changing from the double-declining balance method of depreciating Property and Equipment to the straight-line method. You have advised us that you believe that the change is to a preferable method in your circumstances because the straight-line method provides a preferable matching between expected productivity and cost allocation, since the equipment's operating capacity and consumption remains consistent over time.

There are no authoritative criteria for determining a "preferable" depreciation method based on the particular circumstances, however, we conclude that the change in the method of accounting for depreciation of Property and Equipment is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Company as of any date or for any period subsequent to December 31, 1997, and therefore we do not express any opinion on any financial statements of INSO Corporation subsequent to that date.


                                       Very truly yours,

                                       Ernst & Young LLP
                                       -----------------
                                       /s/ Ernst & Young LLP